Exhibit 1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.
If you have sold or otherwise transferred some or all of your Ordinary Shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

InterContinental Hotels Group PLC
Incorporated and registered in England and Wales under the Companies Act 1985
Registered number 5134420
Special Dividend of 200 pence per Existing Ordinary Share
and
47 for 56 Share Consolidation
and
Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of InterContinental Hotels Group PLC which is set out on pages 1 to 3 of this document and which recommends you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below. The Resolutions will be voted on by taking a poll.
Application will be made to the Financial Services Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s ordinary share capital to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until close of business on Friday 1 June 2007 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00am on Monday 4 June 2007.
Notice of an Extraordinary General Meeting of the Company to be held at 12.00pm on Friday 1 June 2007, or as soon as the Annual General Meeting of the Company to be held on that date concludes or is adjourned, at the InterContinental London Park Lane hotel, One Hamilton Place, Park Lane, London W1J 7QY is set out at the end of this document.
A Form of Proxy is enclosed with this document and, if used, should be lodged with the Company’s Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6ED no later than 12.00pm on Wednesday 30 May 2007.
If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01) so that it is received by no later than 12.00pm on Wednesday 30 May 2007. The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.
Electronic Proxy Appointment is available for this Extraordinary General Meeting. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the Form of Proxy.
JPMorgan Cazenove, which is authorised and regulated in the UK by the Financial Services Authority, is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any person other than InterContinental Hotels Group PLC for providing the protections afforded to clients of JPMorgan Cazenove or for giving advice in relation to the Special Dividend and Share Consolidation.

EXPECTED TIMETABLE

2007
Latest time and date for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	3.00pm (New York time) on Thursday 24 May
Latest time and date for receipt of Forms of Proxy	12.00pm on Wednesday 30 May
Extraordinary General Meeting	12.00pm on Friday 1 June
Record date for the Special Dividend and for the Share Consolidation	6.00pm on Friday 1 June
Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	6.00pm on Friday 1 June
ADR effective date	6.00pm (New York time) on Friday 1 June
Shares marked ex-Special Dividend	Monday 4 June
Commencement of dealings in New Ordinary Shares	8.00am on Monday 4 June
Commencement of dealings in New ADRs	9.30am (New York time) on Monday 4 June
CREST accounts credited with New Ordinary Shares	Monday 4 June
Exchange of existing ADRs commences	Friday 8 June
Payment of the Special Dividend to Ordinary Shareholders and to holders of ADRs	Friday 15 June
Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	Friday 15 June
Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	Friday 15 June
If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.
Unless otherwise stated, all references to times in this document are to London time.
Shareholder Helpline
If you have any questions about the Special Dividend or the Share Consolidation, please call our Shareholder Helpline on 0870 609 2162 (or +44 1903 276 342 if calling from outside the UK) between 8.30am and 5.30pm Monday to Friday. For legal reasons, the Shareholder Helpline will not be able to provide advice on the merits of the Special Dividend or the Share Consolidation or to provide financial advice.

i

LETTER FROM THE CHAIRMAN OF
INTERCONTINENTAL HOTELS GROUP PLC
4 May 2007

To:	Holders of Existing Ordinary Shares, holders of existing ADRs, and to holders of options and awards under the Share Schemes.
Dear Shareholder
Introduction
On 20 February 2007, following the disposal of 31 hotels in Continental Europe, the Board announced its intention to return £700 million to Shareholders by way of a Special Dividend. The Special Dividend forms part of a total of £3.6 billion of funds that the Board has committed to be returned to Shareholders since March 2004.
For the reasons explained in this letter, it is proposed that the payment of the Special Dividend of 200 pence per Existing Ordinary Share be accompanied by a 47 for 56 consolidation of the Company’s ordinary share capital.
The purpose of this letter is to provide further details of the Special Dividend and the Share Consolidation and to seek Shareholders’ consent to the Share Consolidation and to a renewed authority to enable the Company to continue to make market purchases of its Ordinary Shares.
Special Dividend
The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00pm on Friday 1 June 2007. The Special Dividend will be paid as an interim dividend in respect of the financial year ending 31 December 2007 and is expected to be paid to Shareholders on Friday 15 June 2007.
The Board considered a variety of methods for effecting this tranche of the return of funds. Given the amount of the return and the methods of previous returns, and having regard to the differing positions of the Company’s Shareholders, the Board concluded that a special dividend would be the most efficient and appropriate method in this instance.
Share Consolidation
As at the close of business on Wednesday 2 May 2007, when the closing mid-market price per Existing Ordinary Share was 1,235 pence and there were 355,726,341 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 16.1 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.
The Share Consolidation is intended to maintain comparability, as far as possible, of the Company’s share price before and after the payment of the Special Dividend and to maintain most efficiently the position of participants under the Share Schemes.
As all ordinary shareholdings in the Company will be consolidated, each Shareholder’s percentage holding in the issued share capital of the Company immediately before and after the implementation of the Share Consolidation will (save in respect of fractional entitlements) remain unchanged.

The Share Consolidation will replace every 56 Existing Ordinary Shares with 47 New Ordinary Shares. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of sale are expected to be sent to Shareholders on Friday 15 June 2007. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.
For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

	New Ordinary	Special
Existing Ordinary Shares	Shares	Dividend

100	83	£200
250	209	£500
500	419	£1,000
1,000	839	£2,000
These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed in Appendix I below.
Following the Share Consolidation, the Company’s authorised ordinary share capital will comprise 1,175,000,000 New Ordinary Shares and, assuming no further shares are issued or repurchased between the date of this letter and the Share Consolidation becoming effective, the issued share capital will comprise 298,556,036 New Ordinary Shares. The New Ordinary Shares will have the same rights, including voting and dividend rights, as the Existing Ordinary Shares.
Further details of the Special Dividend and Share Consolidation are included in Appendix I.
American Depositary Receipts
The Company has elected to pay the Special Dividend to all ADR holders in US dollars. The rate to be paid by the Company will be US$4.00 per ADS. This represents conversion at a rate of £1 to US$1.9992, as determined using the closing mid-point spot rate (to four decimal places) as reported in the Financial Times on 2 May 2007.
Holders of ADRs should read paragraphs 6 and 7B of Appendix I to this document, which contain important information regarding the Special Dividend and Share Consolidation which is relevant to them, and a description of certain US federal income tax consequences of the Special Dividend and Share Consolidation.
Share Schemes
Details of the Special Dividend and the Share Consolidation with respect to the Share Schemes are set out in paragraph 5 of Appendix I.
Taxation
A summary of the taxation consequences of the Special Dividend, the Share Consolidation and the Company’s Dividend Reinvestment Plan for certain categories of UK resident Shareholders, US Shareholders and holders of ADRs is set out in paragraph 7 of Appendix I. As more particularly set out in that paragraph, the Directors have been advised that:

—	the tax treatment of UK resident Shareholders who receive the Special Dividend will generally be similar to the tax treatment of such holders receiving any other dividend paid by the Company; and

—	UK resident Shareholders should not be treated as having made a disposal of their Existing Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of the Share Consolidation.
Shareholders and holders of ADRs should read paragraph 7 of Appendix I and, if they are in any doubt as to their tax position, should consult their professional advisers.
Extraordinary General Meeting
A notice convening the Extraordinary General Meeting of the Company to be held at 12.00pm on Friday 1 June 2007, or as soon as the Annual General Meeting of the Company to be held on that date concludes or is adjourned, at the InterContinental London Park Lane hotel, One Hamilton Place, Park Lane, London W1J 7QY is set out at the end of this document.

The first resolution will effect the Share Consolidation, following which the total number of issued Ordinary Shares will be reduced and the nominal value of the Ordinary Shares will change. As a result, the general authority to make market purchases of Ordinary Shares which was given to the Company at the Annual General Meeting of the Company held on 1 June 2006, or which may be given at the Annual General Meeting of the Company to be held on 1 June 2007, may no longer be used.
The purpose of the second resolution is, therefore, to put in place a new authority to enable the Company to make market purchases of Ordinary Shares, at the minimum and maximum prices specified in the resolution. This authority will apply to up to 44,632,334 New Ordinary Shares, representing approximately 14.95 per cent. of the Company’s expected issued ordinary share capital after the Share Consolidation. The Company is permitted to hold shares that it purchases under any such authority as treasury shares instead of cancelling them. Any shares held in treasury would not rank for dividends and would not carry any voting rights. The Company does not currently hold any treasury shares and has no present intention of doing so. The Company is currently undertaking its third consecutive £250 million share repurchase programme, utilising its existing authority from Shareholders to make market purchases of its Existing Ordinary Shares, and will use the new authority as it applies to the New Ordinary Shares. In addition, it is the intention of the Board that the new authority will be utilised for the £150 million share repurchase programme announced by the Board on 20 February 2007. The new authority will only be used if, in the opinion of the Directors, to do so would be in the best interests of Shareholders generally.
Action to be taken
Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and sign the enclosed Form of Proxy. Completed Forms of Proxy should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ED as soon as possible, and in any event so as to be received by Lloyds TSB Registrars no later than 12.00pm on Wednesday 30 May 2007.
If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01) so that it is received by no later than 12.00pm on Wednesday 30 May 2007. The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.
Electronic Proxy Appointment is available for this Extraordinary General Meeting. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the Form of Proxy.
Voting instructions for ADR holders are set out in paragraph 6 of Appendix I.
The Resolutions will be decided on a poll, rather than a show of hands, to enable those Shareholders who may be unable to attend the meeting in person to participate in the vote. The results of the polls will be announced to the London and New York Stock Exchanges and will appear on the Company’s website www.ihg.com/investors.
Recommendation
Your Board, which has received financial advice from JPMorgan Cazenove, considers the passing of the Resolutions to be in the best interests of Shareholders as a whole. In giving its financial advice, JPMorgan Cazenove has placed reliance on the Directors’ commercial assessments.
Your Board unanimously recommends Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as the members of the Board intend to do in respect of their own beneficial holdings of 661,273 Existing Ordinary Shares which, as at 2 May 2007, represented 0.19 per cent. of the existing issued share capital of the Company.
Yours sincerely
/s/ DAVID WEBSTER
David Webster
Chairman

APPENDIX I
FURTHER DETAILS OF THE SPECIAL DIVIDEND AND
SHARE CONSOLIDATION

1.	Share Consolidation
The effect of the Share Consolidation will be that Shareholders on the Register at the close of business on the Record Date, which is expected to be 6.00pm on Friday 1 June 2007, will, on the implementation of the Share Consolidation, exchange:
56 Existing Ordinary Shares for 47 New Ordinary Shares
and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the issued ordinary share capital of the Company held by each Shareholder immediately before and following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New Ordinary Share will carry the same rights as set out in the Company’s Articles of Association that currently attach to the Existing Ordinary Shares.
To effect the Share Consolidation it may be necessary to issue or repurchase for cancellation such minimum number of additional Existing Ordinary Shares so that the number of the Company’s Existing Ordinary Shares is exactly divisible by 56.

2.	Effects of proposals
For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

	New Ordinary	Special
Existing Ordinary Shares	Shares	Dividend

100	83	£200
250	209	£500
500	419	£1,000
1,000	839	£2,000
These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed below.
Shareholders whose holdings of Existing Ordinary Shares cannot be consolidated into an exact number of New Ordinary Shares will be left with a fractional entitlement. New Ordinary Shares representing such fractional entitlements will be aggregated and sold in the market on Monday 4 June 2007 on behalf of the relevant Shareholders. Such Shareholders will receive cash in respect of the net proceeds from fractional entitlements to New Ordinary Shares following the Share Consolidation. Cheques in respect of the net proceeds of sale are expected to be despatched on Friday 15 June 2007. Shareholders who hold only one Existing Ordinary Share will only receive cash.

3.	Conditions
The Share Consolidation is conditional on the first resolution set out in the notice of Extraordinary General Meeting being passed and becoming unconditional. This resolution is conditional on the New Ordinary Shares being admitted to the Official List by the Financial Services Authority and being admitted to trading by the London Stock Exchange.

4.	Dividend Reinvestment Plan
The Company currently operates a Dividend Reinvestment Plan under which eligible Shareholders may use their dividends to buy additional shares in the Company. Those eligible Shareholders who do not currently participate in the Dividend Reinvestment Plan and who wish to participate in time for the Special Dividend should contact the Company’s Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA to request an application form or call the Shareholder Helpline on 0870 609 2162 (or +44 1903 276 342 if calling from outside the UK) between 8.30am and 5.30pm Monday to Friday for further information. In order for an eligible

Shareholder to participate in the Dividend Reinvestment Plan for the Special Dividend a completed application form must be received by the Registrar by 6.00pm on Friday 1 June 2007. Conversely, any Shareholder who is currently a participant in the Dividend Reinvestment Plan, but who does not wish his/her Special Dividend to be reinvested in additional New Ordinary Shares should notify the Registrar to revoke his/her participation, by no later than 6.00pm on Friday 1 June 2007, to ensure that this instruction is implemented.
All existing instructions relating to the Dividend Reinvestment Plan will operate in respect of the New Ordinary Shares.

5.	Share Schemes
Participants under the Share Schemes are not entitled to receive the Special Dividend unless they hold Existing Ordinary Shares within the Britvic Share Incentive Plan or hold forfeitable Existing Ordinary Shares under the Short Term Deferred Incentive Plan. The Directors have determined, in relation to those participants who will not be entitled to receive the Special Dividend, that as the effect of the Share Consolidation will be broadly to preserve the value of their share options and awards, subject to normal market fluctuations, no adjustment to their share options or awards is required. Following the Share Consolidation, holders of such options and awards will be entitled on the exercise of options and/or vesting of awards to receive the same number of New Ordinary Shares as their previous entitlement to Existing Ordinary Shares.
For practical reasons, there may be a delay in the processing of option exercises during the week preceding the Record Date for the Special Dividend and the Share Consolidation. Optionholders wishing to exercise options and to sell Ordinary Shares prior to the Record Date, or wishing to exercise options and hold Ordinary Shares which will qualify for the Special Dividend and Share Consolidation, should therefore take any necessary action to exercise their options before Friday 25 May 2007. Optionholders are advised to seek their own professional advice regarding the financial consequences of exercising options at the time of the Special Dividend and Share Consolidation.
As at 2 May 2007 (being the last practicable day prior to the publication of this document), the total number of outstanding options and awards to subscribe for Existing Ordinary Shares was 7,560,626 which represents approximately 2.1 per cent. of the Company’s current issued share capital. If the Resolutions to be proposed at the Extraordinary General Meeting are passed and become unconditional, and no additional Existing Ordinary Shares are issued on the exercise of options or vesting of awards or Existing Ordinary Shares repurchased, these options and awards will represent approximately 2.5 per cent. of the Company’s issued share capital (on a fully diluted basis) immediately after the Share Consolidation.
The Share Schemes are operated in such a way as to ensure that Existing Ordinary Shares are not, and New Ordinary Shares will not be, issued to employees under the Share Schemes in excess of the maximum permitted percentage of the Company’s issued ordinary share capital.

6.	ADRs
Voting by ADR holders
The latest time for ADR record holders as at 23 April 2007 to provide the ADR Depositary with voting instructions for the Extraordinary General Meeting is 3.00pm (New York time) on Thursday 24 May 2007.
Holders of ADRs will not, except as mentioned below, be entitled to attend the Extraordinary General Meeting. However, the ADR Depositary, as registered holder of the Existing Ordinary Shares underlying the ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of ADRs.
Holders of ADRs who wish to attend the Extraordinary General Meeting in person should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Existing Ordinary Shares so as to become registered members of the Company prior to the Extraordinary General Meeting.
If no instructions are received by the ADR Depositary from any holder with respect to any of the ADRs on or before the cut-off time on Thursday 24 May 2007, the ADR Depositary shall deem such holder to have instructed the ADR Depositary to give a discretionary proxy to a person designated by the Company with respect to such ADRs, and the ADR Depositary shall give a discretionary proxy to a person designated by the Company to vote such ADRs.

Special Dividend and Share Consolidation
The Company has elected to pay the Special Dividend with respect to the ordinary shares represented by ADSs in US dollars at the rate of US$4.00 per outstanding ADS. This represents conversion at a rate of £1 to US$1.9992, as determined using the closing mid-point spot rate (to four decimal places) as reported in the Financial Times on 2 May 2007.
Following the Share Consolidation becoming effective, the Existing Ordinary Shares held by the ADR Depositary, and underlying each existing ADS, will be exchanged for New Ordinary Shares. As a result of the Share Consolidation and Special Dividend, for each existing ADS held at the Effective Date, holders will, upon exchange of their existing ADRs, receive new ADSs and, in connection with the Special Dividend, will also be paid US$4.00 per ADS. Fractions of new ADSs will not be issued to holders of existing ADRs. All fractions to which holders of existing ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Share Consolidation becomes effective and the net proceeds of sale will be paid to the holders of the existing ADRs entitled thereto.
Following the Share Consolidation becoming effective, the ADR Depositary will mail a notice to registered holders of ADRs regarding the mechanics of the exchange of their existing ADRs. For those ADR holders who hold a book-entry position through the Direct Registration System (“DRS”), the Depositary will automatically mail a new DRS Statement advising the number of new ADSs to be credited to the holder’s account along with the Special Dividend and any proceeds from the sale of fractional ADSs to which the holder may be entitled. No action will be necessary on the part of the holder. For registered holders of ADR certificates, instructions for the exchange of ADR certificates will be set out in the Letter of Transmittal. If such holders do not surrender their certificates for exchange, they will not receive the new entitlement and all dividends will be held until such time as they surrender their old certificates. ADR holders who hold their ADRs through a broker, financial institution or other nominee or otherwise, must rely on the procedures of such broker, financial institution or other nominee. The ADR Depositary will, upon surrender of the existing ADSs, deliver new ADSs, the Special Dividend and any proceeds from the sale of fractional ADSs to which the holder may be entitled.
Available information
The Company is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under section 12 of that Act and, as required by that Act, files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 100 F. Street, NE, Washington DC 20549 (www.sec.gov). Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

7.	Taxation

A.	United Kingdom Taxation
The following summary is intended as a general guide only and relates only to the UK taxation treatment of the Special Dividend and the related Share Consolidation. It is based on current UK tax law and current published HM Revenue and Customs practice for Shareholders who (except where otherwise indicated) are resident in the UK for tax purposes, who are the beneficial owners of those shares and who hold them as investments. Shareholders who are in any doubt about their tax position, or who are subject to tax in any jurisdiction other than the UK, should consult their own appropriate professional advisers.
Special Dividend
There is no UK withholding tax on dividends.
An individual Shareholder who is resident in the UK for UK tax purposes should generally be entitled to a tax credit in respect of the Special Dividend which he or she can offset against his or her total income tax liability on the Special Dividend. The amount of the tax credit is equal to 10 per cent. of the aggregate of the dividend and the tax credit (the “gross dividend”) (one-ninth of the amount of the net cash dividend). The gross dividend is included in computing the income of such an individual holder for UK tax purposes.
The rate of income tax on dividends is 10 per cent. of the gross dividend for taxpayers liable to income tax at rates not exceeding the basic rate. The tax credit will discharge in full the income tax liability on the Special Dividend of an individual Shareholder who is not liable to income tax at a rate higher than the basic rate. A higher rate taxpayer will be liable to tax on the Special Dividend at the rate of 32.5 per cent. of the gross dividend; therefore, after the tax credit has been set against his or her tax liability, he or she will have to account for tax equal to 22.5 per cent. of the gross dividend (25 per cent. of the net cash dividend received) to the extent that the gross dividend, being treated as the top slice of his or her income, falls above the threshold for higher rate income tax.
UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will generally not be entitled to claim repayment of the tax credit in respect of the Special Dividend.
A UK resident corporate Shareholder will not normally be liable to corporation tax in respect of the Special Dividend. Such a holder will not be able to claim any repayment of tax credits.
The right of Shareholders who are not resident in the UK for tax purposes to reclaim tax credits attaching to the Special Dividend will depend upon the existence and terms of an applicable double tax treaty. In most cases, such Shareholders will not be able to claim repayment of any part of the tax credit attaching to the Special Dividend. Shareholders who are not resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities on the Special Dividend in the UK and in any other country.
Share Consolidation
It is expected that for the purposes of UK taxation on chargeable gains the Share Consolidation will be treated as follows:

(a)	the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, a Shareholder will not generally be treated as making a disposal of all or part of the Shareholder’s holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace a Shareholder’s holding of Existing Ordinary Shares (the “new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)	to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder will not in practice normally be treated as making a part disposal of the Shareholder’s holding of Existing Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding; and

(c)	on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.
Dividend Reinvestment Plan
It is expected that for the purposes of UK taxation, Shareholders who elect to use the cash Special Dividend to buy additional shares under the Dividend Reinvestment Plan will be treated as follows:

(a)	an individual Shareholder, for income tax purposes, will be treated in the same manner as if he or she received the Special Dividend in cash. For capital gains tax purposes, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty reserve tax, should be the base cost of the additional shares purchased on the individual Shareholder’s behalf; and

(b)	a corporate Shareholder, for corporation tax purposes, will be treated in the same manner as if it received the Special Dividend in cash. For the purposes of corporation tax on chargeable gains, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty reserve tax, should be the base cost of the additional shares purchased on the corporate Shareholder’s behalf.
Section 703 of the Income and Corporation Taxes Act 1988 (“ICTA”) and Section 698 of the Income Tax Act 2007 (“ITA”)
Under the provisions of section 703 ICTA (for Shareholders within the charge to corporation tax) and section 698 ITA (for Shareholders within the charge to income tax), HM Revenue and Customs can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities. No clearance has been or will be sought under section 707 ICTA or section 701 ITA that HM Revenue and Customs will not seek to apply those provisions in relation to the Special Dividend. These provisions, however, should not generally affect the taxation of Shareholders who receive the Special Dividend while continuing to hold their Ordinary Shares.
Shareholders considering transactions in respect of their Existing Ordinary Shares are advised to take independent advice on the potential application of section 703 ICTA or section 698 ITA in the light of their own particular circumstances.

B.	United States Federal Income Taxation
This disclosure is limited to the US federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the Special Dividend and related Share Consolidation. This tax disclosure was written in connection with the Special Dividend and related Share Consolidation by the Company and it cannot be used by any shareholder for the purpose of avoiding penalties that may be asserted against the shareholder under the Internal Revenue Code. Shareholders should seek their own advice based on their particular circumstances from an independent tax adviser.
The following is a discussion of certain US federal income tax consequences of the Special Dividend and related Share Consolidation to US Holders (as defined below) who receive the Special Dividend, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person. This discussion does not address US state, local and non-US tax consequences. The discussion addresses only US Holders who hold Existing Ordinary Shares or ADSs as capital assets for US federal income tax purposes, and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding Existing Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organisations; or

•	persons that own or are deemed to own 10 per cent. or more of the Company’s voting stock.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed US Treasury regulations and the income tax treaty between the United States and the United Kingdom (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the ADR Depositary and assumes that each obligation under the ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. US Holders should consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the Special Dividend and related Share Consolidation in their particular circumstances.
As used herein, a “US Holder” is a beneficial owner of Existing Ordinary Shares or ADSs that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political sub-division thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.
In general, a US Holder of ADSs will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for US federal income tax purposes.
The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of a preferential rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of preferential tax rates for dividends received by certain non-corporate US Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company has not been, and will not become, a passive foreign investment company (“PFIC”) for US federal income tax purposes, as described below.
Special Dividend
The Special Dividend paid on Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) will be treated as foreign-source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent the Special Dividend exceeds the Company’s current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of capital to the extent of the US Holder’s tax basis in its Ordinary Shares or ADSs, and capital gain thereafter. The Company does not maintain records of earnings and profits in accordance with US federal income tax principles. Accordingly, it is expected that the Special Dividend will be reported as a dividend for US federal income tax purposes.
In the case of a US Holder of Ordinary Shares, the dividend will be included in the US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by such US Holder, regardless of whether the payment is in fact converted into US dollars at such time. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have US-source foreign currency income or loss if the dividend is not converted into US dollars on the date of its receipt.
The Special Dividend will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code. Subject to applicable limitations and the concerns expressed by the US Treasury discussed above, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 are taxable at preferential rates, up to a maximum rate of 15 per cent. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that would limit their ability to be taxed at these preferential rates. If the preferential rates apply and the Special Dividend exceeds 10 per cent. of a US Holder’s adjusted basis in its Ordinary Shares or ADSs (or, if the preferential rates apply and the Special Dividend and any other dividends with ex-dividend dates during the same period of 365 consecutive days in the aggregate exceed 20 per cent. of such basis), any loss on the sale or exchange of such Ordinary Shares or ADSs would be treated as long-term capital loss to the extent of such dividend(s).
Share Consolidation
A US Holder will not recognise gain or loss in connection with the exchange of Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) for New Ordinary Shares (including New Ordinary Shares represented by ADSs) in the Share Consolidation, except to the extent of cash received in lieu of a fractional entitlement to a New Ordinary Share or ADS. The difference, as determined in US dollars, between the US Holder’s tax basis allocable to the fractional entitlement and the cash received upon the sale of such entitlement will be US-source capital gain or loss which will be long-term capital gain or loss if the US Holder has held its Existing Ordinary Shares or ADSs for more than one year.
A US Holder’s tax basis in its New Ordinary Shares or ADSs will equal its tax basis in its Existing Ordinary Shares or ADSs less any tax basis that is allocable to any fractional entitlement to a New Ordinary Share or ADS. A US Holder’s holding period for its New Ordinary Shares or ADSs will include its holding period for the Existing Ordinary Shares or ADSs exchanged therefor.
Passive Foreign Investment Company Considerations
In general, the Company would be considered a PFIC for any taxable year in which (i) 75 per cent. or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50 per cent. or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The Company believes that it was not a PFIC for its recent taxable years and does not expect to become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the fair market value of its assets from time to time, and the Company has not reviewed its status as a PFIC for all prior taxable years, there can be no assurance that the Company will not be, or was not, a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held Ordinary Shares or ADSs, certain adverse US federal income tax consequences could apply to such US Holder upon a disposition of Ordinary Shares or ADSs and receipt of certain distributions, including the Special Dividend. US Holders are urged to consult their own tax advisers concerning the US federal income tax consequences to them if the Company has been or becomes a PFIC.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

8.	Dealings and settlement
Application will be made to the Financial Services Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading. Subject to the Share Consolidation becoming effective, it is expected that dealings in the New Ordinary Shares will commence at 8.00am on Monday 4 June 2007.
New share certificates in respect of the New Ordinary Shares are expected to be posted at the risk of Shareholders by Friday 15 June 2007 to those Shareholders who hold their shares in Certificated Form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in Certificated Form will be certified against the Register. Shareholders who hold their entitlement to New Ordinary Shares in Uncertificated Form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on Monday 4 June 2007.
Holders of ADRs should refer to paragraph 6 of this Appendix I for more details.

9.	Consent
JPMorgan Cazenove has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears.

10.	Documents available for inspection
Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ until the date of the Extraordinary General Meeting:

(a)	this document; and

(b)	the consent letter referred to above.
4 May 2007

APPENDIX II
DEFINITIONS
The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise.

Act	the Companies Act 1985 (as amended)

Admission	admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange’s main market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

Admission and Disclosure Standards	the requirements contained in the publication “Admission and Disclosure Standards” dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

ADR	an American depositary receipt evidencing an American depositary share, issued by the ADR Depositary in accordance with the provisions of the ADR Deposit Agreement

ADR Deposit Agreement	the deposit agreement entered into between the Company, the ADR Depositary and holders from time to time of ADRs issued under it

ADR Depositary	JPMorgan Chase Bank NA in its capacity as the ADR depositary under the ADR Deposit Agreement

ADS	an American depositary share, representing one Ordinary Share in the Company

AGM	the Annual General Meeting of the Company to be held on 1 June 2007 at the InterContinental London Park Lane hotel, One Hamilton Place, Park Lane, London W1J 7QY

Board	the board of directors of the Company

Certificated or in Certificated Form	not in Uncertificated Form

Company	InterContinental Hotels Group PLC

CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Directors	the directors of the Company

Effective Date	the date on which entitlement to the Special Dividend and Share Consolidation becomes effective

Existing Ordinary Shares	the existing issued ordinary shares of 11 3/7 pence each in the capital of the Company

Extraordinary General Meeting	the Extraordinary General Meeting of the Company convened for 12.00pm on Friday 1 June 2007 (and any adjournment thereof), or as soon as the Annual General Meeting of the Company to be held on that date concludes or is adjourned, notice of which is set out at the end of this document

Financial Services Authority or FSA	the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise in accordance with Part VI of FSMA

Form of Proxy	the form of proxy for use by holders of Existing Ordinary Shares accompanying this document for use in connection with the Extraordinary General Meeting

FSMA	the Financial Services and Markets Act 2000 (as amended)

JPMorgan Cazenove	JPMorgan Cazenove Limited

Listing Rules	the listing rules of the Financial Services Authority made for the purpose of Part VI of FSMA relating to the admission of securities to the Official List

London Stock Exchange	London Stock Exchange plc

New Ordinary Shares	the proposed new ordinary shares of 13 29/47 pence each in the capital of the Company resulting from the Share Consolidation

Official List	the Official List maintained by the Financial Services Authority for the purposes of Part VI of FSMA

Ordinary Shares	prior to the Share Consolidation, the Existing Ordinary Shares and, thereafter, the New Ordinary Shares

Record Date	6.00pm (London time) on Friday 1 June 2007 (or such other time and date as the Directors may determine)

Register	the register of members of the Company

Registrar	Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA

Resolutions	the resolutions set out in the notice convening the Extraordinary General Meeting which is set out at the end of this document

SEC	the United States Securities and Exchange Commission

Share Consolidation	the proposed consolidation to be effected by consolidating every 56 Existing Ordinary Shares or 56 authorised but unissued ordinary shares, respectively, into 47 New Ordinary Shares

Share Schemes	the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Performance Restricted Share Plan, the InterContinental Hotels Group Short Term Deferred Incentive Plan, the InterContinental Hotels Group Sharesave Plan and the Britvic Share Incentive Plan

Shareholders	holders of Ordinary Shares in the Company

Special Dividend	the proposed special interim dividend of 200 pence per Existing Ordinary Share or US$4.00 per ADS, as appropriate

Uncertificated or In Uncertificated Form	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US Securities Exchange Act	the US Securities Exchange Act of 1934, as amended

INTERCONTINENTAL HOTELS GROUP PLC
NOTICE OF EXTRAORDINARY GENERAL MEETING
Notice is hereby given that an Extraordinary General Meeting of InterContinental Hotels Group PLC (the “Company”) will be held at 12.00pm on Friday 1 June 2007, or as soon as the Annual General Meeting of the Company to be held on that date concludes or is adjourned, at the InterContinental London Park Lane hotel, One Hamilton Place, Park Lane, London W1J 7QY for the purpose of considering and, if thought fit, passing the following Resolutions, the first of which will be proposed as an ordinary resolution and the second as a special resolution:

1.	That, subject to and conditional upon admission of the New Ordinary Shares (as defined below) to the Official List maintained by the Financial Services Authority and to trading on the London Stock Exchange’s main market for listed securities becoming effective:

(a)	all the ordinary shares of 11 3/7 pence each in the capital of the Company which at the close of business on Friday 1 June 2007 (or such other time and date as the directors of the Company may determine) are shown in the books of the Company as authorised, whether issued or unissued, shall be sub-divided into new ordinary shares of 80/329 pence each in the capital of the Company (the “Intermediate Shares”);

(b)	all Intermediate Shares that are unissued shall be consolidated into new ordinary shares of 13 29/47 pence each in the capital of the Company (the “Unissued New Ordinary Shares”), provided that, where such consolidation would otherwise result in a fraction of an Unissued New Ordinary Share, that number of Intermediate Shares which would otherwise constitute such fraction shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985; and

(c)	all Intermediate Shares that are in issue shall be consolidated into new ordinary shares of 13 29/47 pence each in the capital of the Company (the “New Ordinary Shares”), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled and the directors of the Company be and are hereby authorised to sell (or appoint any other person to sell to any person), on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company) and that any director of the Company (or any person appointed by the directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

2.	That, subject to and conditional upon Resolution 1 above being passed and becoming unconditional, the Company shall be and is hereby generally and unconditionally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Companies Act 1985) of New Ordinary Shares (as defined in Resolution 1) provided that:

(a)	the maximum aggregate number of New Ordinary Shares that may be purchased under this authority is 44,632,334;

(b)	the minimum price which may be paid is the nominal value of such share;

(c)	the maximum price which may be paid for a New Ordinary Share is an amount equal to the higher of (i) 105 per cent. of the average of the closing price for a New Ordinary Share, as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is contracted to be purchased or (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments (No. 2273/2003); and

(d)	this authority will expire at the conclusion of the next Annual General Meeting of the Company in 2008 or on 1 September 2008, whichever is earlier (except in relation to the purchase of New Ordinary Shares the contract for which was concluded before the expiry of such authority and which will or may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By Order of the Board Richard Winter Company Secretary	Registered Office: 67 Alma Road Windsor Berkshire SL4 3HD Dated 4 May 2007
Notes:

1.	Any member of the Company entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2.	A Form of Proxy is enclosed. To be valid, the Form of Proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, should be completed, signed and deposited with the Company’s Registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6ED, not later than 48 hours before the time appointed for the Extraordinary General Meeting. Completion of a Form of Proxy will not preclude a member from attending the Extraordinary General Meeting and voting in person.

3.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that to be entitled to attend and vote at the Extraordinary General Meeting or any adjournment thereof (and for the purposes of determining the number of votes they may cast) a person must be entered on the Company’s register of members at 6.00pm (London time) on the day two days before the day of the Extraordinary General Meeting or adjourned meeting (as the case may be). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting or any adjourned meeting (as the case may be).

4.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on Friday 1 June 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	Electronic Proxy Appointment (“EPA”) is available for this Meeting. To use this facility you must visit www.sharevote.co.uk where details of the procedure are shown. Your reference number, card ID and account number will be required to complete the procedure. EPA will not be valid if received after 12.00pm on Wednesday 30 May 2007 and will not be accepted if found to contain a computer virus.